SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
 AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)

CHINA ENVIRONMENTAL PROTECTION INC.

(Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

16890L102

 (CUSIP Number)
Lawrence G. Nusbaum III Esq.
Gusrae, Kaplan, Bruno & Nusbaum PLLC
120 Wall Street, 11th Floor
New York, New York 10005
 (212)269-1400

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 13, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties for whom copies are to be sent.
___________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16890L102

1)	Name of Reporting Persons:

Crown Orient International Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3)	SEC Use Only

4)	Source of Funds (See Instructions)

AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6)	Citizenship Or Place Of Organization

British Virgin Islands
	(7)	Sole Voting Power

Number of		11,020,000
Shares	(8)	Shared Voting Power
Beneficially
Owned		0
By Each	(9)	Sole Dispositive Power
Reporting
Person With		11,020,000
	(10)	Shared Dispositive Power

		0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person

11,020,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13)	Percent of Class Represented by Amount in Row (11)

64.82% (1)
14)	Type of Reporting Person

CO

(1)  Based on 17,000,000 outstanding shares of the common stock, par value $0.001 per share upon the completion of the merger as reported in the Issuer's report on Form 8-K dated as of February 12, 2010

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on February 26, 2010 (the “Filing”), by Crown Orient International Limited (the “Reporting Person”) regarding, among other items, its ownership of shares of common stock (the “Common Stock”) of China Environmental Protection Inc. (the “Issuer”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.

Item 4.	Purpose of Transaction.

Section 6 of Item 4 is hereby amended as follows:

(6) Pursuant to an Incentive Option Agreement (the “Option Agreement”) dated January 27, 2010 between Mr. Weihua Zhao, the sole shareholder of the Reporting Person, a British Virgin Island Company and the owner of approximately 11,020,000 shares of common stock (approximately 64.82% of the issued and outstanding common stock of the Issuer), Mr. Boping Li, Chairman, President and Chief Executive Officer of the Issuer, his wife Ms. Qinfeng Ding and Mr. Panhong Li (collectively, the “Optionees”), the Optionees received the right to purchase 10,000 shares of the common stock of the Reporting Person owned by Weihua Zhao at an exercise price of $2.00 per share (the “Option”), subject to, among other conditions, the Issuer meeting certain annual revenue targets (collectively, the “Revenue Targets”). Such 10,000 shares of common stock of the Reporting Person owned by Mr. Weihua Zhao represent all of the issued and outstanding common stock of the Reporting Person.

Subsequently, pursuant to an Amendment and Restatement to the Call Option Agreement, dated May 13, 2010, between Mr. Weihua Zhao and the Optionees (the “Option Amendment”), the Option was amended to provide that the Optionees can exercise the Option on the dates specified in the Option Agreement regardless of whether the Issuer meets the Revenue Targets.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

Except as disclosed in the Filing and in this Amendment, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7.	Material to be Field as Exhibits.

Item 7 is hereby amended as follows:

Item No	Description

10.1 (1)	Agreement and Plan of Merger dated February 9, 2010, by and among the Issuer, Merger Sub and the Reporting Person.
10.2 (1)	Incentive Option Agreement dated January 27, 2010 among Boping Li, Qinfen Ding, Panhong Li and Weihua Zhao.
10.3 (2)	The Amendment and Restatement to the Call Option Agreement, dated May 13, 2010, among Boping Li, Qinfen Ding, Panhong Li and Weihua Zhao.

(1)	Incorporated by reference from our Current Report on Form 8-K filed with the Commission on February 12, 2010.
(2)	Incorporated by reference from our Current Report on Form 8-K filed with the Commission on May 17, 2010.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: Crown Orient International Limited

Date: May 29, 2010	/s/ Weihua Zhao
Name: Weihua Zhao